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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. CRAYFISH DECLARES RESULTS OF EXTRAORDINARY SHAREHOLDERS' MEETING AND RECORD DATE OF SPECIAL CASH DIVIDEND FOR ADR HOLDERS. PRESS RELEASE DATED AUGUST 1, 2003.

2. NOTICE OF RECORD DATE [ENGLISH TRANSLATION]. PUBLIC NOTICE TO SHAREHOLDERS PUBLISHED ON AUGUST 1, 2003.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: August 1, 2003
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NEWS RELEASE

[CRAYFISH LOGO]

        CRAYFISH DECLARES RESULTS OF EXTRAORDINARY SHAREHOLDERS' MEETING
            AND RECORD DATE OF SPECIAL CASH DIVIDEND FOR ADR HOLDERS

     Tokyo/New York, August 1, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) ("Crayfish" or the "Company") announced that the extraordinary shareholders' meeting of July 31, 2003 approved the election of Messrs. Kazuhiko Muraki, Fumio Komatsubara and Masaaki Shimamura to the Board of Directors of the Company and approved the distribution to its shareholders of a special cash dividend in connection with its capital reduction, in accordance with to the Japanese Commercial Code.

     The special dividend is in the aggregate amount of JPY 14,375,200,000 or approximately 2,800 Japanese Yen per ADR or 1,400,000 Japanese Yen per share. The special dividend is payable to ADR holders of record on August 15, 2003 and will not trade ex-dividend until the day after the payment date. In accordance with Japanese practice, the date of the payment of the special dividend has not been determined at this time but is not expected until after the end of September 2003 and will be announced separately. ADR holders will receive their special dividend payment through The Bank of New York.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements, including, inter alia, the statement that payment of the special dividend is not expected until after the end of September 2003, discuss future expectations or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation, the outcome of pending securities class action litigation against the Company.


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The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

CONTACT INFORMATION:
(For corporate information in Japan)
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp

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                              Notice of Record Date

[NOTE: THIS DOCUMENT IS AN ENGLISH TRANSLATION OF THE JAPANESE NOTICE OF RECORD DATE, INSERTED INTO NIKKEI NEWSPAPER PURSUANT TO ARTICLES OF INCORPORATION.]



                                                                  August 1, 2003
To Shareholders of Crayfish Co., Ltd.:

                                                          49-7, Minami Ikebukuro
                                                      2-chome, Toshima-ku, Tokyo
                                                              Crayfish Co., Ltd.
                                                             By: Kazuhiko Muraki
                                           Representative Director and President

The Company has resolved at the Extraordinary General Meeting of Shareholders held on July 31, 2003 to reduce paid-in capital by JPY 7,495,640,000 and additional paid-in capital by JPY 6,879,560,000.

In accordance with the foregoing resolutions, the distribution amount per common share is calculated by dividing JPY 14,375,200,000 by the number of outstanding shares as of August 18, 2003. In order to determine shareholders to whom such distribution will be made the Company has established August 18, 2003 (Monday) as a record date. Shareholders whose names have been entered or recorded in the shareholders' register (including the "substantial shareholders register") as of August 18, 2003 will qualify to receive this distribution.

Note: Shareholders who have not registered their common shares need to complete the registration or work through a securities firm to register using the Japan Securities Depositary Center. Moreover, shareholders who have not applied for change of address or change of a seal need to complete necessary steps very soon.